UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 11, 2019

Commission File No. 0-53646

Grown Rogue International, Inc. (formerly Novicius Corp)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Announces Issuance of Shares, as filed on Sedar on November 26, 2019.
2.	News Release – Grown Rogue Releases State of Oregon Cannabis Survey Data, as filed on Sedar on December 3, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 11, 2019	GROWN ROGUE INTERNATIONAL, INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

2